

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2014

Via E-mail
Mr. Carlos E. Gálvez
Chief Financial Officer
Buenaventura Mining Company Inc.
Carlos Villaran 790
Santa Catalina, Lima 13, Peru

Re: Buenaventura Mining Company Inc.
Form 20-F for the Year Ended December 31, 2013
Filed April 30, 2014
File No. 001-14370

Dear Mr. Gálvez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

Selected Financial Information and Operating Data, page 4

1.   We note Algon Investment S.R.L. is reviewing your reserves for your wholly-owned mines as of December 31, 2013 and that MINTEC Inc. is in the process of reviewing the proven and probable reserves for El Brocal's mines as of December 31, 2013. Please forward to our engineer as supplemental information and not as part of your filing, these reports, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act. To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Cerro Verde Selected Financial Information and Operating Data, page 6

2.   We note your Cerro Verde Proven and Probable Reserves at the bottom of the page are labeled as Copper (in thousands of tons). The information presented is the sum of the proven and probable reserve tonnage without any grade consideration for your copper calculation. Please modify your filing, clarifying these are the contained copper pounds and correct your disclosure.

Brownfield Exploration Projects, page 25

3.   We reviewed your disclosure regarding your non-reserve mineralization (NRM) for the Uchucchacua, Mallay, Parihuanas, Alejandra- La Zanja, and Tambomayo projects. Please amend your filing and clarifying the NRM tonnage estimates in this section are in million ton units.

Reserves, page 62

4.   We note you have combined your proven and probable reserve categories which is contrary to the explicit guidance of Industry Guide 7, which provides that reserves may be combined as "proven and probable" only if proven and probable reserves cannot be readily segregated. Your filing does not state that your proven and probable reserves cannot be differentiated or segregated with an explanation. Please modify your filing and segregate your proven reserves from your probable reserves in the appropriate reserve tables or provide a statement that this is not possible with the appropriate explanation.

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold, page 84

5.   We note that you quantify each of the components that comprise costs applicable to sales by individual mine and mineral at pages 85 through 91. Please tell us and expand your disclosure in future filings to describe the method used to allocate cost of sales, exploration and selling expenses to each mine and mineral in presenting these measures. Please include your proposed disclosure in your response.

Financial Statements – Compañia de Minas Buenaventura S.A.A and subsidiaries, page F-1

Note 27. Disclosure of information on segments, page F-84

6.   Explain in sufficient detail how each of the sixteen companies, which appear to be operating segments, meet the aggregation criteria specified in paragraph 12(a) through 12(e) of IFRS 8. In connection with this, address how you considered the financial information regarding your costs applicable to sales on pages 84 through 91 in making your determination.

7.   We understand that you operate 12 mines. Please explain the correlation of these 12 mines to the sixteen companies which you appear to have identified as operating segments.

8.   Disclose in footnote 27 the "measure of profit or loss" regularly reviewed by the chief operating decision maker. Refer to paragraph 23 of IFRS 8.

Form 6-K dated February 28, 2014

9.   We note you disclose a non-GAAP measure labeled as "EBITDA" and provide a reconciliation at Appendix 3 of your earning release. However, the adjustments to derive "EBITDA" from net income include items other than interest, taxes, and depreciation and amortization. Please confirm to us that you will revise to characterize this measure as "Adjusted EBITDA" or another label to clearly distinguish it from EBITDA. Refer to the staff's Compliance & Disclosure Interpretations ("C&DIs") on the use of non-GAAP measures at Section103.
        http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding the financial statements and related matters. Please contact George K. Schuler at (202) 551-3718 with questions about engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining